Exhibit 99.64

CANNTRUST® ENTERS VETERINARY CANNABIS MARKET THROUGH PARTNERSHIP WITH GREY WOLF ANIMAL HEALTH

Partnership plans to launch its first specifically designed companion animal focused CBD product in 2018.

VAUGHAN, ON, April 18, 2018 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers of medical cannabis, announced today that it has entered into a letter of intent with Grey Wolf Animal Health Inc. (“Grey Wolf”) to develop groundbreaking cannabis products to support the well-being of pets.

Grey Wolf is a privately-owned company established in 2015 by respected veterinarian Dr. Ian Sandler and Bloom Burton & Co. Grey Wolf was created to identify and bring to market products that meet the underserved needs of veterinarians and pet owners. It is a specialty animal health company focused on developing, acquiring and in-licensing companion animal health products for the Canadian and Global markets.

With the proposed legalization of cannabis, Canadian pet owners will have the opportunity to explore the use of cannabis for their pets. Similar to the human medical market; high quality, pharmaceutical-grade cannabis products can be an integral option in supporting the overall health and well-being of pets.

There are approximately 16 million cats and dogs in Canada with almost two-thirds of Canadian households owning a pet. Canadian pet owners are increasingly treating pets as an extension of their family, driving annual pet related expenditures to in excess of $5 billion. With over 350 million pets globally, there is a sizeable market opportunity for cannabis products.

This new partnership will couple CannTrusts’ trailblazing expertise in medical cannabis with Grey Wolf’s deep veterinary experience, giving pet owners a trusted avenue to support the well-being of their beloved pets. Under the terms of the partnership, Grey Wolf and CannTrust will be equal partners in a newly created subsidiary of Grey Wolf. In addition, CannTrust will upon the exercise of share purchase warrants, become a substantial shareholder in Grey Wolf.

“CannTrust is delighted to partner with Grey Wolf in the development of medical cannabis products for the Global pet market. This is a key step in our strategy to expand our best-in -class products and technology into adjacent categories. We look forward to launching, together with Grey Wolf, industry leading, high quality, standardized cannabis products specifically designed for pets.” said Eric Paul, CEO of CannTrust.

“CannTrust is the ideal partner for Grey Wolf. We believe that CannTrust’s best practices in manufacturing pharmaceutical-grade products, distribution and practitioner education programs in the human medical cannabis market complements our expertise in the veterinary market to place us at the forefront of cannabis for pets.” said Dr. Ian Sandler, CEO of Grey Wolf.

About CannTrust®

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence -based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs. For more information, please visit: www.canntrust.ca.

About Grey Wolf

Grey Wolf was created in 2015 to identify and bring to market products that meet the underserved needs of veterinarians and pet owners across Canada and around the world. For more information, please visit: www.greywolfah.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust’s Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The closing is expected in Q2-2018 and is subject to completion of due diligence, execution of definitive agreements and board approval of both companies.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Investor Relations, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca